

May 25, 2011

Mr. Frank J.M. ten Brink
Chief Financial Officer
Stericycle, Inc.
28161 North Keith Drive
Lake Forest, IL 60045

> **Re:** **Stericycle, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2011**
> **File No. 000-21229**

Dear Mr. ten Brink:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 8. Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies, page 38
Revenue Recognition, page 38

1. Please explain to us in better detail your revenue recognition policy regarding your Steri-Safe service. Also, explain the terms of a typical product recall, return and retrieval. Help us understand if any of those services require any milestones or performance requirements prior to reimbursement. Please quantify the revenue for each of these individual services for each year presented. Also, please quantify and tell us more about revenue recognition for Communication Services and Integrated Waste Stream Solutions (IWSS).

2.   Tell us whether the fines you have paid on behalf of Steri-Safe customers due to OSHA inspections, if any, have been material. Please quantify such fines for us, in each year presented.

Note 16 – Products and Services and Geographic Information, page 58

3.   In future filings please expand your segment disclosures to include revenue by type of service, including but not limited to:

- Medical Waste Disposal
- Steri-Safe OSHA Compliance Program
- Sharps Disposal Management
- Product Recall Services
- Product Return Services
- Product Retrieval Services
- Communication Services
- Rx Waste Disposal
- Medical Products & Mailback Kits
- Integrated Waste Stream Solutions
- Hazardous Waste Services
- Retail Waste Services

Please note that although we may concur that some grouping of the above services may be reasonable, it appears to us that, in general, such services, considered in the context of your overall business, are sufficiently dissimilar to provide useful information if reported on a separate basis. We note that you consider your broad range of services to be one of your competitive strengths. We also note that one of your goals is to expand your range of services and products. See ASC 280-10-50-40 for more guidance concerning these disclosure requirements.

4.   In future filings please expand your segment disclosures to include the revenue from any particular country if it is material. See ASC 280-10-50-41for more guidance concerning these disclosure requirements.

Exhibit 23

5.   Please be aware that the consent of your independent public accounting firm is unsigned by your auditor.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865, or me at (202) 551-3689, if you have questions regarding these comments.

Sincerely,

John Hartz
Senior Assistant Chief Accountant